FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 26, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: November 26, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Tamás Dancsecs, Matáv IR
+36 1 457 6084
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV ANNOUNCES BOARD MEMBER RESIGNATION

BUDAPEST — November 26, 2003 — Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider hereby announces that Dr. Sándor Csányi, CEO of OTP Bank Rt. and member of Matáv’s Board of Directors has resigned from his position as of November 26, 2003.

Dr. Csányi has served on the board since April 27, 2000. He has resigned his position as a result of his planned investment activities, which may not be in line with the current Hungarian Companies Act and Matáv’s Articles of Association. These prevent Matáv’s board members from making private investments into other telecommunications companies.